

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 19, 2022

Olivier Rabiller
President and Chief Executive Officer
Garrett Motion Inc.
La Piece 16
Rolle, Switzerland 1180

> **Re: Garrett Motion Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-38636**

Dear Olivier Rabiller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Background and Basis of Presentation, page 76

1.   Please tell us, if true, how you determined you have a single operating and reportable segment.  In particular, clarify why your geographic regions, channels, or product categories do not qualify as separate operating and reportable segments.  Ensure you identify for us your chief operating decision maker ("CODM") and describe the information regularly provided to the CODM and board of directors, including how frequently it is prepared, and the level of information used for budgets and budget-to-actual comparisons.  Also tell us the titles and roles of individuals who report to the CODM, how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for these meetings, and the financial information discussed.  Refer to ASC 280-10-50-1 through 50-9.  As required by ASC 280-10-50-21, ensure you disclose in future filings the factors used to identify your reportable segments,

including whether operating segments have been aggregated.

Note 2. Plan of Reorganization, page 77

2.      We note your disclosure on pages 79 and 81 that you recognized a gain of $502 million during fiscal year 2021 related to the settlement of claims with Honeywell International Inc. ("Honeywell").  Considering Honeywell, your former parent, appears to be a related party, tell us why you recorded the gain within income and not as a capital transaction under the guidance in ASC 470-50-20-40-2.  Citing authoritative accounting guidance, also tell us how you determined the $577 million value attributable to your Series B preferred stock upon issuance.

Item 9B. Other Information, page 127

3.      You disclose that you concluded an error was made in the calculation of earnings per share for the three and six months ended June 30, 2021 and the three and nine months ended September 30, 2021.  Considering the previously filed unaudited interim financial statements can no longer be relied upon, please tell us why you did not amend the applicable Forms 10-Q for the error corrections.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing